Exhibit 99.1

Form 51–102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

500 - 10355 Jasper Avenue

Edmonton, Alberta T5J 1Y6

Item 2.	Date of Material Change

September 8, 2020

Item 3.	News Release

News releases announcing the material changes referred to in this report were disseminated by Aurora on September 8, 2020 and filed on SEDAR under Aurora’s profile on the same date.

Item 4.	Summary of Material Change

The Company announced that Miguel Martin had been appointed as Chief Executive Officer effective immediately, replacing Michael Singer who served in that role from February 6, 2020.

In a separate release, the Company announced that it had reached an agreement with its syndicate of banks regarding amendments to its secured credit agreement to provide for better flexibility and had terminated its partnership with the UFC in consideration of a US$30 million termination fee.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See attached news releases.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Michael Singer, Executive Chairman
Telephone: 1-855-279-4652

Item 9.	Date of Report

September 11, 2020

Schedule “A”

News Releases

(see attached)

September 8, 2020	NYSE | TSX: ACB

Aurora Cannabis Appoints Miguel Martin as CEO

EDMONTON, AB - September 8, 2020 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (NYSE | TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced that Miguel Martin has been appointed Chief Executive Officer, effective immediately. With deep, diverse experience in consumer packaged goods, highly regulated industries and the U.S. cannabinoid industry, Miguel is well-positioned to execute the next phase of Aurora’s business transformation, with a focus on commercial strategy. Michael Singer, who has served as Interim CEO since February 2020, has stepped down from his temporary role and will remain Executive Chairman.

Michael Singer stated, “In his short time at Aurora, Miguel has demonstrated decisive leadership. Miguel is a highly experienced executive with an exceptional track record of performance in a number of consumer products categories. After an extensive search which included evaluation of many highly-respected candidates, Miguel stood apart with both strong commercial and cannabinoid sector expertise, as well as his passion for Aurora’s success. The Aurora Board and I firmly believe that under Miguel’s leadership, Aurora’s strategic direction going forward will be characterized by leading market performance, sustainable growth, profitability and value creation for shareholders.”

“I am excited to step into the role of CEO at this inflection point in Aurora’s business,” said Miguel Martin. “In my early days, I have seen the tremendous potential of this organization firsthand- a combination of deep industry knowledge, commitment to quality, great brands and a passion for patients and consumers that is truly differentiated. I am confident that we have the infrastructure and capabilities for long term success in the global cannabinoid industry. Given my 25 years of executing against regulated product opportunities, including serving as President of one of the largest electronic cigarette companies, I believe we will be successful both with the current portfolio and emerging margin accretive formats.”

About Miguel Martin

Mr. Martin is a 25-year consumer packaged goods industry veteran who joined Aurora from Reliva where he served as Chief Executive Officer. He assumed the role of Chief Commercial Officer of Aurora in July 2020. Prior to Reliva, Mr. Martin was the President of Logic Technology, one of the largest manufacturers of electronic cigarettes. He also held the position of Senior Vice President and General Manager of Altria Sales & Distribution. Mr. Martin has deep experience operating in highly regulated industries which will be very additive to Aurora's portfolio of high quality, rigorously tested and compliant cannabinoid product formats.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company’s brand portfolio includes Aurora, Aurora Drift, San Rafael ‘71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora’s brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora’s Common Shares trade on the TSX and NYSE under the symbol “ACB”, and is a constituent of the S&P/TSX Composite Index.

Further Information

For Media:	For Investors:

Michelle Lefler	ICR, Inc.
VP, Communications & PR	Investor Relations
media@auroramj.com	aurora@icrinc.com

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora’s business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated September 10, 2019 (the “AIF”) and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC’s website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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September 8, 2020	NYSE | TSX: ACB

Aurora Cannabis Provides Business Updates and Announces New CEO

•	Appoints Miguel Martin as Chief Executive Officer
•	Expects Fiscal Q4 2020 Net Revenue Between $70 and $72 Million, Including $66 to $68 Million Cannabis Net Revenue
•	To Record Up to $1.8 Billion in Goodwill Impairment Charges in Q4 2020
•	Secures Greater Financial Flexibility with Credit Facility Amendments
•	Now Anticipates Positive Adjusted EBITDA in Fiscal Q2 2021
•	To Host Q4 and Fiscal Year 2020 Conference Call on September 22, 2020

EDMONTON, AB - September 8, 2020 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (NYSE | TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced an update on its business operations along with certain unaudited preliminary fiscal fourth quarter 2020 results. The Company also announced the appointment of Miguel Martin as its new CEO which is detailed in a separate announcement released this morning.

“Over the last six months, Aurora has focused on building the infrastructure and capabilities necessary for a successful and diversified business,” stated Michael Singer, Executive Chairman and former Interim CEO of Aurora. “The first phase of our business transformation, which is now substantially complete, included the rationalization of our cost structure, reduced capital spending, and a more prudent and targeted approach to capital deployment. As a result, we now have a far more efficient asset base and infrastructure to supply our key global markets. I am delighted to now be transitioning the CEO responsibilities to Miguel and I am confident that Aurora is in a strong position to succeed under Miguel’s leadership.”

“Material progress has been made to optimize our Canadian operations and put Aurora on a much stronger footing,” stated Miguel Martin, newly appointed CEO of Aurora. “With market leading brands and a culture rooted in innovation and science, I now feel even more confident in the opportunity to create a global leader in a rapidly growing industry.”

Today, the Company is providing the following updates:

Preliminary Unaudited Net Revenue, Adjusted Gross Margin and SG&A Results for Q4 2020

Net revenue in Q4 2020 is expected to be between $70 million and $72 million, compared to $75.5 million in Q3 2020. Cannabis net revenue is expected to be between $66 million and $68 million, compared to $69.6 million in Q3 2020. We expect adjusted gross margin before fair value adjustments on cannabis net revenue to be within a range of 46%-50%, with lower gross margins expected from non-cannabis business segments.

As previously stated, Aurora has focused on prudently managing its sales, marketing and administrative (“SG&A”) costs in the second half of fiscal 2020. Aurora successfully reduced SG&A costs (which include R&D spending) from over $100 million in fiscal Q2 2020 down to an expected range of $60 to $65 million in fiscal Q4 2020, excluding approximately $3 million of non-recurring costs related to the business reset and $2 million of costs associated with divested businesses.

Cost Rationalization and Near-Term Revenue Plan

The Company is now operating at its quarterly SG&A run-rate in the low $40 million range, and expects operational cost reductions from facility closures up to $10 million per quarter starting in the second half of fiscal 2021. With a tailwind of growth in the Canadian recreational market, the Company is better positioned for its next  phase focused on profitability.

Under Aurora’s new CEO, the team expects to be focused on executing a tactical plan intended to (1) grow Aurora’s leading market share in key profitable Canadian consumer categories (2) protect and enhance Aurora’s leading market share in Canadian medical, (3) grow our international medical business and (4) build leading brands under Reliva in the US CBD market. Ultimately, Aurora believes that it is capable of supporting significantly higher levels of net revenue in the future without a corresponding level of growth in SG&A.

Impairment Charges

As previously announced, and as part of the business transformation and cost reset, Aurora expects to record a number of balance sheet adjustments in Q4 2020 to recognize market realities and to position the Company for future performance. These adjustments include previously announced fixed asset impairment charges, now expected to be up to $90 million, due to production facility rationalization, and a charge of approximately $140 million in the carrying value of certain inventory, predominantly trim, in order to align inventory on hand with near term expectations for demand. Approximately 40% of the expected inventory provision relates to the non-cash IFRS fair value adjustment within inventory. Although the business prospects for Aurora remain strong, under IFRS, management is required to recognize the impact of overall industry risk, and to consider the book value of the Company relative to current market capitalization. Accordingly, the Company expects to recognize a non-cash write-down of goodwill and intangible assets in the range of $1.6 to $1.8 billion.

In addition, and consistent with a focus on financial discipline and the drive to positive Adjusted EBITDA, Aurora announced today that the Company and the UFC have agreed to mutually terminate their partnership. For Aurora, this decision reflects the evolution of the realities of the cannabis market and a focus on near term profit pools. In connection with this decision, the Company expects to make a one-time payment of US$30 million to terminate the contract in Q1 2021, which is expected to avoid more than $150 million in fees, research costs, and marketing activation expenses over the next five years.

Amendments to Credit Facility Provide Increased Financial Flexibility

Aurora has reached an agreement with its syndicate of banks regarding amendments to its secured credit agreement. These amendments are expected to provide additional flexibility during the Company’s Business Transformation Plan and include:

•         Adjustment of the total funded debt-to-equity covenant to 0.28:1 for Q4 2020 and Q1 2021, and 0.25:1 thereafter, allowing for room to take the balance sheet adjustments noted above

•         Reduction in the Adjusted EBITDA milestones required for the trailing twelve-month period ending June 30, 2021 from $51 million to $20 million, including delaying the requirement to generate positive Adjusted EBITDA to Q2, in line with management’s revised tactical commercial plan

•         Reduction in the size of the revolving facility from $43 million to $15 million to better align with the Company’s average receivables balance and to reduce unnecessary standby fees

“With the difficult actions we have taken since February to right-size our team and our production footprint now behind us, these amendments to our credit facility provide us with greater flexibility over the next few quarters as we focus intensively on top line opportunities,” stated Glen Ibbott, Aurora’s Chief Financial Officer. “We thank our lending partners for their continued support to reach this agreement. At June 30, 2020, Aurora had approximately $160 million cash on hand. Today, we also have approximately $275 million (US$220 million) available under our existing at-the-market (“ATM”) program which provides us with additional balance sheet support if required as we drive toward achieving Adjusted EBITDA profitability in the near term. With Miguel having been part of Aurora’s executive team since May 2020 the next phase of our business transformation is already well underway. We have established what we believe to be a secure foundation from which to drive shareholder value in fiscal 2021, and to firmly establish Aurora as a profitable, growth-oriented leader in the global cannabinoid market.”

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Q4 and FY 2020 Investor Conference Call

Aurora has scheduled a conference call to discuss the results for its fourth quarter and fiscal year ended June 30, 2020 on Tuesday, September 22, 2020 at 5:00 p.m. Eastern Time. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call and a question and answer period. The Company will report its financial results after the close of markets on Tuesday, September 22, 2020.

Conference Call Details
DATE:	Tuesday, September 22, 2020
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	http://public.viavid.com/index.php?id=141462
REPLAY:	(844) 512-2921 or (412) 317-6671 Available until 11:59 p.m. Eastern Time Tuesday, October 6, 2020
PIN NUMBER:	13710020

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company’s brand portfolio includes Aurora, Aurora Drift, San Rafael ‘71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora’s brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora’s Common Shares trade on the TSX and NYSE under the symbol “ACB”, and is a constituent of the S&P/TSX Composite Index.

Further Information

For Media:	For Investors:

Michelle Lefler	ICR, Inc.
VP, Communications & PR	Investor Relations
media@auroramj.com	aurora@icrinc.com

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Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora’s business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated September 10, 2019 (the “AIF”) and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC’s website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

The Company uses financial measures regarding itself, such as Adjusted EBITDA, adjusted gross margin before fair value adjustments on cannabis net revenue and cannabis net revenue, that do not have standardized meaning under the International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other entities (“non-IFRS measures”). Further information relating to non-IFRS measures, is set out in the Company’s management discussion and analysis for the three and twelve months ended June 30, 2020 and 2019 under the heading “Cautionary Statement Regarding Non-GAAP Performance Measures” and the “Revenue” section for reconciliation to the IFRS equivalent.

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